DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020-1104 www.dlapiper.com Stephen P. Alicanti stephen.alicanti@us.dlapiper.com T 212.335.4783

December 21, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Sondra Snyder
Robert Babula
Anuja Majmudar
Loan Lauren Nguyen

Re:	Freightos Ltd
Registration Statement on Form F-4
Filed December 9, 2022
File No. 333-268742

Ladies and Gentlemen:

This letter is submitted on behalf of Freightos Limited (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-referenced Registration Statement on Form F-4 filed on December 9, 2022 (the “Registration Statement”), as set forth in your letter dated December 19, 2022, addressed to Zvi Schreiber, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comment on the Registration Statement, concurrently with this response letter.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company. For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Defined terms used in this letter not otherwise defined have the meanings ascribed to such terms in Amendment No. 1.

United States Securities and Exchange Commission

December 21, 2022

Form F-4 filed December 9, 2022

Proposal One – The Business Combination Proposal Background of the Business Combination, page 98

1.

We note your revised disclosure in response to comment 2. Please identify the peer group of public companies that Gesher's management considered in arriving at the initial estimate of the enterprise value range. With respect to the discounted cash flow analysis, disclose the discount rates and the basis for Gesher's management selection of those rates.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 99 of Amendment No. 1 in response to the Staff’s comment.

United States Securities and Exchange Commission

December 21, 2022

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (212) 335-4783.

Sincerely,

DLA Piper LLP (US)

/s/ Stephen P. Alicanti
Stephen P. Alicanti
Partner

cc:	Zvi Schreiber, Freightos Limited
Jeremy Lustman, DLA Piper LLP (US)
Jon Venick, DLA Piper LLP (US)